

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 28, 2018

Jerry Kroll
Chief Executive Officer
Electrameccanica Vehicles Corp.
102 East 1st Avenue
Vancouver, British Columbia
Canada, V5T 1A4

> **Re: Electrameccanica Vehicles Corp.**
> **Registration Statement on Form F-1**
> **Filed February 1, 2018**
> **File No. 333-222814**

Dear Mr. Kroll:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you have a pending request for confidential treatment. Please be advised that we will not be in a position to declare your registration statement effective until we resolve any issues concerning the confidential treatment request.

2. We note that on October 18, 2017 you entered into a Share Purchase Agreement to acquire Intermeccanica. Please include the historical and pro forma financial statements required by Rule 3-05 and Article 11 of Regulation S-X, or explain to us why you are not required to do so.

3. Please disclose the underwriter and file the form of underwriting agreement as an exhibit to your registration agreement.

<u>Use of Proceeds, page 11</u>

4. We note that you intend to use a portion of the net proceeds of the offering to repay the promissory note issued to Mr. Reisner in connection with the acquisition of Intermeccanica. Please disclose the interest rate and maturity of the note pursuant to Item 3.C.4 of Form 20-F.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3584 with any questions.

Sincerely,

/s/ Laura Nicholson

Laura Nicholson
Special Counsel
Office of Transportation and Leisure

cc: William Rosenstadt
        Ortoli Rosenstadt LLP